Exhibit 99.10

Disclosure of Transactions in Own Shares

Paris, January 30, 2023 – In accordance with the authorization given by the ordinary shareholders’ general meeting on May 25, 2022 to trade on its shares and pursuant to applicable law on share repurchase, TotalEnergies SE (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from January 23 to January 27, 2023:

Transaction date	Total daily volume (number of shares)	Daily weighted average purchase price of the shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
23/01/2023	336,971	59.037056	19,893,775.80	XPAR
23/01/2023	170,000	59.039764	10,036,759.88	CEUX
23/01/2023	25,000	59.015482	1,475,387.05	TQEX
23/01/2023	10,000	58.984259	589,842.59	AQEU
24/01/2023	358,941	58.890443	21,138,194.50	XPAR
24/01/2023	150,000	58.896455	8,834,468.25	CEUX
24/01/2023	25,000	58.895663	1,472,391.58	TQEX
24/01/2023	10,000	58.900657	589,006.57	AQEU
25/01/2023	362,458	58.401854	21,168,219.20	XPAR
25/01/2023	150,000	58.408168	8,761,225.20	CEUX
25/01/2023	25,000	58.423432	1,460,585.80	TQEX
25/01/2023	10,000	58.514784	585,147.84	AQEU
26/01/2023	360,021	58.563532	21,084,101.35	XPAR
26/01/2023	150,000	58.578728	8,786,809.20	CEUX
26/01/2023	25,000	58.590866	1,464,771.65	TQEX
26/01/2023	10,000	58.626008	586,260.08	AQEU
27/01/2023	359,859	58.760412	21,145,463.10	XPAR
27/01/2023	150,000	58.766021	8,814,903.15	CEUX
27/01/2023	25,000	58.769986	1,469,249.65	TQEX
27/01/2023	10,000	58.757555	587,575.55	AQEU
Total	2,723,250	58.732815	159,944,137.99

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the TotalEnergies website: https://totalenergies.com/investors/shares-and-dividends/total-shares/info/company-share-transactions

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

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TotalEnergies contacts

Media Relations: +33 1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 1 47 44 46 46 l ir@totalenergies.com